                                                              EXHIBIT (a)(5)(ii)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated January 22, 2002, and the related Letter of Transmittal (and any amendments or supplements thereto), and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction where the making of the Offer or the acceptance thereof would not be in compliance with the securities, "blue sky" or other laws of such jurisdiction. In any jurisdiction where the securities, "blue sky" or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Cypress Merger Sub, Inc. by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                      NOTICE OF OFFER TO PURCHASE FOR CASH
                     ALL OUTSTANDING SHARES OF COMMON STOCK
          (INCLUDING THE ASSOCIATED RIGHTS TO PURCHASE PREFERRED STOCK)
                                       OF
                          CYPRESS COMMUNICATIONS, INC.
                                       AT
                           $3.50 NET PER SHARE IN CASH
                                       BY
                            CYPRESS MERGER SUB, INC.,
                          A WHOLLY OWNED SUBSIDIARY OF
                               U.S. REALTEL, INC.

         Cypress Merger Sub, Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of U.S. RealTel, Inc., a Delaware corporation ("Parent"), is offering to purchase all outstanding shares of Common Stock, par value $.001 per share (the "Common Stock"), of Cypress Communications, Inc., a Delaware corporation (the "Company"), together with the associated rights to purchase preferred stock issued pursuant to the Rights Agreement (as defined in the Offer to Purchase) (the "Rights" and, together with the Common Stock, the "Shares"), at a price of $3.50 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 22, 2002 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Following consummation of the Offer, the Purchaser intends to effect the Merger described below.

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  THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY
       TIME, ON TUESDAY, FEBRUARY 19, 2002, UNLESS THE OFFER IS EXTENDED.
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         The Offer is conditioned upon, among other things, there being validly tendered in accordance with the terms of the Offer and not withdrawn prior to the Expiration Date (as defined below) that number of Shares that represents at least ninety percent (90%) of the then outstanding Shares on a fully diluted basis, assuming the exercise of all options to purchase Shares and any other rights to acquire Shares with an exercise or conversion price equal to $3.50 or less per Share, (the "Minimum Condition"). The Offer is also subject to other terms and conditions set forth in the Offer to Purchase.

         The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of January 10, 2002, as amended January 17, 2002 (the "Merger Agreement"), among Parent, the Purchaser and the Company. The Merger Agreement provides, among other things, that the Purchaser will be merged (the "Merger") with and into the Company. At the effective time of the Merger (the "Effective Time"), the Company will continue as the surviving corporation, wholly owned by Parent. Pursuant to the Merger, each Share outstanding immediately prior to the Effective Time (other than Shares owned beneficially or of record by Parent or any subsidiary of Parent or held in the treasury of the Company, all of which will be canceled, and other than Shares that are held by shareholders, if any, who properly exercise their dissenters' rights under the Delaware General Corporation Law), shall be converted into the right to receive the per Share price paid in the Offer in cash, without interest.

         As a condition and inducement to Parent's and the Purchaser's entering into the Merger Agreement, certain shareholders of the Company (each a "Shareholder") who have voting power and dispositive power with respect to an aggregate of 541,835 Shares, representing approximately 11.0% of the Shares outstanding on January 10, 2002, concurrently with the execution and delivery of the Merger Agreement entered into a Shareholders' Agreement (the "Shareholders' Agreement"), dated as of January 10, 2002, with Parent and the Purchaser. Pursuant to the Shareholders' Agreement, each of the Shareholders has agreed, among other things, (1) to grant Purchaser an irrevocable option to purchase the Shares covered by the Shareholders Agreement at a price per share of $3.50, subject to the terms and conditions set forth in the Shareholders' Agreement,
(2) to validly tender into the Offer promptly, all Shares subject to the Shareholders' Agreement, and (3) to grant Parent and Purchaser an irrevocable proxy with respect to the voting of such Shares in favor of the Merger, upon the terms and subject to the conditions set forth in the Shareholders' Agreement.

         THE BOARD OF DIRECTORS OF THE COMPANY HAS (1) DETERMINED THAT THE CONSIDERATION TO BE PAID FOR EACH SHARE IS FAIR TO THE SHAREHOLDERS OF THE COMPANY AND THAT THE OFFER AND THE MERGER ARE OTHERWISE IN THE BEST INTERESTS OF THE COMPANY AND THE COMPANY'S SHAREHOLDERS, (2) APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, (3) DECLARED THAT THE MERGER AGREEMENT IS ADVISABLE, (4) CONSENTED TO THE OFFER, AND (5) RECOMMENDED THAT THE COMPANY'S


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SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER, AND
APPROVE AND ADOPT THE MERGER AGREEMENT.

         For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from the Purchaser and transmitting such payments to tendering shareholders whose Shares have been accepted for payment. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (1) the certificates evidencing such Shares (the "Share Certificates") or confirmation of a book-entry transfer of such Shares into the Depositary's account at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedures set forth in the Offer to Purchase, (2) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal and (3) any other documents required under the Letter of Transmittal.

         Subject to the terms of the Merger Agreement, the Purchaser may, without the consent of the Company, extend the Offer beyond the scheduled Expiration Date if any of the conditions to the Purchaser's obligation to accept for payment and to pay for the Shares shall not be satisfied or, to the extent permitted by the Merger Agreement, waived. Parent may extend the Expiration Date to any date required to comply with any rule, regulation or interpretation of the Securities and Exchange Commission (the "SEC"). However, if the Purchaser has not accepted any shares for payment by February 28, 2002, both the Company and Parent have the right to terminate the Merger Agreement. The term "Expiration Date" means 12:00 midnight, New York City time, on February 19, 2002, unless the Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the term "Expiration Date" means the latest time and date on which the Offer, as so extended, expires. Pursuant to Rule 14d-11 under the Exchange Act, the Purchaser may, subject to certain conditions, provide a subsequent offering period following the expiration of the Offer on the Expiration Date (a "Subsequent Offering Period"). A Subsequent Offering Period is an additional period of time from three business days to 10 business days in length, beginning after the Purchaser purchases Shares tendered in the Offer, during which shareholders may tender their Shares and receive the Offer Price. There can be no assurance that the Purchaser will provide a Subsequent Offering Period. Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, the Purchaser also expressly reserves the right, in its sole discretion, at any time or from time to time, (1) to terminate the Offer if any of the conditions set forth in
Section 15 of the Offer to Purchase has not been satisfied and (2) to waive any condition to the Offer (other than the Minimum Condition) or otherwise amend the Offer in any respect, in each case by giving oral or written notice of such extension, termination, waiver or amendment to the Depositary and by making a public announcement thereof. Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof. Such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act.

         Tendering shareholders who are record owners of their Shares and tender directly to the Depositary will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by the Purchaser pursuant to the Offer. Shareholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees. Parent or the Purchaser will pay all charges and expenses of the Depositary and Innisfree M&A Incorporated, which is acting as Information Agent for the Offer (the "Information Agent"), incurred in connection with the Offer.

         Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after March 22, 2002 (or such later date as may apply if the Offer is extended). For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name, address and taxpayer identification number of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser, in its sole discretion, whose determination will be final and binding.

         The receipt of cash in exchange for Shares pursuant to the Offer (or the Merger) will be a taxable transaction for U.S. federal income tax purposes. Generally, a shareholder will recognize gain or loss for U.S. federal income tax purposes equal to the difference between (1) the amount of cash the shareholder receives in the Offer (or the Merger) and (2) the shareholder's adjusted tax basis in the Shares surrendered in the Offer (or the Merger). Each shareholder is urged to consult with such shareholder's own tax advisor to determine the particular tax consequences to each shareholder (including the application and effect of any state, local or foreign income and other tax laws) of the Offer and the Merger. For a more complete description of certain U.S. federal income tax consequences of the Offer and the Merger see Section 5 of the Offer to Purchase.

         The information required to be disclosed by Paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

         The Company has provided the Purchaser with a list of the shareholders of the Company and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company's shareholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing.

         THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

         Questions or requests for assistance may be directed to the Information Agent, at the address and telephone numbers set forth below. Shareholders may request copies of the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and related materials from the Information Agent as set forth below, which will be furnished promptly at the Purchaser's expense. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer. None of Parent or the Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer.

                     The Information Agent for the Offer Is:

                       [Innisfree M&A Incorporated Logo]

                         501 Madison Avenue, 20th Floor
                            New York, New York 10022
                 Banks and Brokers call collect: (212) 750-5833
                    All others call toll free: (888) 750-5834

January 22, 2002